SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 May 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 01 May 2020 re: Juan Colombas to delay retirement

1 May 2020

LLOYDS BANKING GROUP: JUAN COLOMBÁS TO DELAY RETIREMENT

Further to the announcement on 31 October 2019 regarding the proposed July 2020 retirement of its Chief Operating Officer and Director, Juan Colombás, Lloyds Banking Group is pleased to announce that he has agreed to remain in post and remain on the Board until September 18th 2020.

The revised departure date will allow Juan to continue playing a key role in the Group's response to the Covid-19 crisis and the Board is grateful for this accommodation.

- ENDS -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director                              +44 (0) 20 7356 1571
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                  +44 (0) 20 7356 3522
Head of Media Relations
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 01 May 2020